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                           June 20, 2024

       Nick Bhargava
       Executive Vice President
       Groundfloor Finance Inc.
       1201 Peachtree St NE, Suite 1104-400
       Atlanta, GA 30361

                                                        Re: Groundfloor Finance
Inc.
                                                            Offering Statement
on Form 1-A
                                                            Post-qualification
Amendment No. 8
                                                            Filed June 17, 2024
                                                            File No. 024-12013

       Dear Nick Bhargava:

                                                        We have reviewed your
amendment and have the following comment.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe the comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to this letter, we may have additional comments.

       Amended Post-Qualification Amendment dated June 17, 2024

       General

   1. We note the response to prior comment 2 that you are offering only one series of LROs per property. However,
we continue to note two series related to the 3353 North 2nd
                                                        Street Philadelphia PA
property. Please revise or advise.
               We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have
       FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Nick Bhargava
Groundfloor Finance Inc.
June 20, 2024
Page 2

       Please contact Pearlyne Paulemon at 202-551-8714 or Pam Howell at 202-551-3357 with any questions.



                                                       Sincerely,
FirstName LastNameNick Bhargava
                                                       Division of Corporation
Finance
Comapany NameGroundfloor Finance Inc.
                                                       Office of Real Estate &
Construction
June 20, 2024 Page 2
cc:       Brian Korn
FirstName LastName